EXHIBIT 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1          Name and Address of Company
Silver Wheaton Corp. (“Silver Wheaton” or the “Company”)
Suite 3500
1021 West Hastings Street
Vancouver, BC
V6E 0C3
Item 2          Date of Material Change
May 10, 2017.
Item 3          News Release
A news release with respect to the material changes referred to in this report was disseminated on May 10, 2017 through the facilities of Canada Newswire and subsequently filed on SEDAR at www.sedar.com.
Item 4          Summary of Material Change
On May 10, 2017, the Company announced that it has filed Articles of Amendment to change its name to Wheaton Precious Metals Corp. (“Wheaton Precious Metals”). Shareholders approved a special resolution to change the name at the Company's Annual and Special Meeting of Shareholders held on May 10, 2017.

The change of name to Wheaton Precious Metals is effective May 10, 2017. Concurrently, the Company’s wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. will change its name to Wheaton Precious Metals International Ltd.

Item 5          Full Description of Material Change
On May 10, 2017, the Company announced that it has filed Articles of Amendment to change its name to Wheaton Precious Metals Corp. (“Wheaton Precious Metals”). Shareholders approved a special resolution to change the name at the Company's Annual and Special Meeting of Shareholders held on May 10, 2017.

The change of name to Wheaton Precious Metals is effective May 10, 2017. Concurrently, the Company’s wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. will change its name to Wheaton Precious Metals International Ltd.

It is anticipated that the Company will commence trading under the symbol “WPM” on the TSX and NYSE effective on or about the opening of trading on May 16, 2017.

As part of the rebranding initiative, the newly designed corporate website will launch on May 16, 2017, to coincide with the commencement of the Company's shares trading under the new stock symbol "WPM" on the TSX and NYSE. The new domain name will be: www.wheatonpm.com. Visitors to the current website and emails to existing Company addresses will be redirected.

The new name, Wheaton Precious Metals, better aligns with the Company's diverse portfolio of both silver and gold assets. Since 2013, the Company has seen a marked increase in gold production, and more recently, for the third consecutive quarter, revenue was roughly evenly split between silver and gold. Over the Company's history, value has been created through streaming both silver and gold assets, and the new name will reinforce its position as the leader in precious metals streaming.

Item 6          Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7          Omitted Information
Not applicable.
Item 8          Executive Officer
For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com

Item 9          Date of Report
May 10, 2017